For Immediate Release


                   AMES FILES WITH SEC TO LAUNCH TENDER OFFER
                      FOR HILLS COMMON, PREFERRED AND NOTES


ROCKY HILL, CT, November 18, 1998 -- Ames Department Stores, Inc. (NASDAQ: AMES) today filed with the Securities and Exchange Commission a Form 14D-1 and documents related to its previously announced offer to purchase all of the outstanding common and Series A convertible preferred stock and the 12-1/2% Senior Notes due 2003 of Hills Stores Company (NYSE: HDS) pursuant to its Merger Agreement with Hills.

According to the filing, Ames will offer:

o $1.50 per share for all outstanding common and preferred stock, under the condition that at least 60% of the outstanding shares of Hills are tendered.

o Total cash consideration of $550 per $1000 principal amount of the Notes. The cash consideration includes both accrued and unpaid interest, up to but not including the payment date, as well as a fee for the consent of the noteholders to a proposed waiver of certain Indenture provisions with respect to the Notes. A cash payment of $30 per $1000 principal amount of Notes is contingent on delivery of consents on or before the Consent Date, currently December 1. Unless the Consent Date is extended, the consent payment will be deducted for noteholders tendering after that time, reducing total cash consideration to $520 per $1000 principal amount.

         Should the tender offer be further extended so that the January 1 interest payment on the Notes is paid, that payment will also be deducted from the purchase price. At least 66-2/3% of the Notes must be tendered.

o A Deferred Contingent Cash Right related to any recovery from litigation claims against certain former directors of Hills. These rights will be divided as follows: 50% noteholders, 25% equity holders, and 25% Ames.

Ames said it will begin mailing documents related to the tender offer and solicitation to Hills securities owners today.

Bear, Stearns & Co. Inc. is acting as the dealer manager for the equity and debt tender offers. Any questions concerning the debt tender offer or solicitation of consents may be directed to Bear, Stearns & Co. Inc., Liability Management Group, at (877) 696-BEAR (toll free). Questions with respect to the equity tender offer can be directed to Bear, Stearns & Co. Inc., at (800) 513-BEAR (toll free). Requests for assistance to complete documents may be directed to D.F. King & Co., Inc., the Information Agent, at (800) 755-3107 (toll free).

With $2.2 billion in annual net sales, Ames Department Stores, Inc. operates 301 stores in 14 Northeastern, Middle Atlantic and Midwestern states and the District of Columbia. Ames is a full-line discount retailer, offering a broad range of merchandise categories including family apparel, housewares, domestics, electronics, ready-to-assemble and patio furniture, jewelry, craft and pet supplies, health and beauty care items, stationery, sporting goods, toys, seasonal products and more.

Contacts:

For Ames Department Stores, Inc.
--------------------------------

Rolando de Aguiar
Executive Vice President and Chief Financial Officer
Ames Department Stores, Inc.
(860) 257-5317

Owen Blicksilver
Managing Director
Dewe Rogerson Inc.
(212) 419-4283


                                        3